July 1, 2009
DIRECT DIAL: 212.451.2250
EMAIL: AFREEDMAN@OLSHANLAW.COM

VIA EDGAR AND FEDERAL EXPRESS

David L. Orlic
Attorney-Advisor
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	CPI Corp. DFAN14A filed on June 25, 2009 by Ramius LLC et al. File No. 001-10204

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated June 30, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”) and provide the following supplemental response on its behalf.

General

1.
In several places in this filing, and in certain other recent filings, you have presented a list of director nominees appearing below a heading reading “Ramius Gold Proxy.”  The list of director nominees includes certain of the company nominees, none of whom appear to have consented to being named in your proxy statement or related solicitation materials.  This disclosure does not appear consistent with the bona fide nominee rule as set forth in Rule 14a-4(d) of Regulation 14A.  Please advise.

We acknowledge the Staff’s comment.  Supplementally we note that the language below has been included in a DFAN14A filed by the Ramius Group on July 1, 2009 and will be included in all future filings made by the Ramius Group.

July 1, 2009

Important Voting Information

Ramius urges CPI stockholders to follow the recommendation of RiskMetrics and vote the GOLD proxy card to elect Ramius’s two (2) nominees, Peter A. Feld and Joseph C. Izganics. Stockholders voting on our GOLD proxy card will also be able to vote for the candidates who have been nominated by the Company other than Turner White and Michael Koeneke, giving stockholders who wish to vote for Ramius’s nominees the ability to also vote for the total number of directors up for election at the Annual Meeting. In certain of our proxy solicitation materials we have presented a list of certain Company director nominees below a heading entitled “Ramius Gold Proxy” in order to illustrate for you who would be elected to the CPI Board in the event you vote on our GOLD proxy card in accordance with our recommendations. Please note that the Company director nominees that we included in this list have not consented to being named in our proxy statement or related solicitation materials and do not support our slate of director nominees. Also, there can be no assurance that any of CPI’s nominees will serve as directors if our nominees are elected.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Andrew W. Freedman

Andrew W. Freedman, Esq.